Post-Effective Amendment No. 14 to
                                                       SEC File No. 70-8593



                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                              GPU SERVICE, INC. ("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          M.A. Nalewako, Secretary      Douglas E. Davidson, Esq.
          M.J. Connolly, Esq.           Berlack, Israels & Liberman LLP
          GPU Service, Inc.             120 West 45th Street
          100 Interpace Parkway         New York, New York  10036
          Parsippany, New Jersey 07054

          W.S. Greengrove, Secretary
          GPU International, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054
            ______________________________________________________________
                     (Names and addresses of agents for service)



                    GPU, GPUI, EI Services, JCP&L, Met-Ed, Penelec and GPUS

          hereby  post-effectively amend  their  Application  on Form  U-1,

          docketed  in SEC  File  No. 70-8593,  as  heretofore amended,  as follows:

                    1.   By redesignating Post-Effective Amendment  No. 12,

          filed  on  July  22,  1997  in  this  docket,  as  Post-Effective

          Amendment No. 13.

                    2.   By  adding the following  to the end  of the first

          paragraph  of  paragraph   I(1)(d)("Financial  Risks")  of  Post-

          Effective Amendment No. 10:

                    As of June 30, 1997, the aggregate amount of non-recourse debt applicable to Exempt Entities owned directly or indirectly by GPU was approximately $2.396 billion, of which approximately $1.811 billion is attributable to GPU's equity interest in such Exempt Entities.

                    3.   By amending  the first two sentences  of the tenth

          paragraph  under the  subheading,  "4. Midlands  Electricity", in paragraph I  of Post-Effective Amendment  No. 10,  as amended  by

          Post-Effective Amendment  No. 13,  to read  in their entirety  as follows:

                    Avon Holdings has borrowed approximately 1.04 billion UK pounds (US $1.6 billion) through a non-recourse term loan and revolving credit facility to provide for the Midlands acquisition. EI UK Holdings, Inc. ("EI UK"), a special purpose, wholly-owned subsidiary of GPU Electric, has invested 332 million UK pounds (US$500 million), in Avon Holdings (50% of the equity), which has been funded through a GPU guaranteed five-year bank term loan facility.

                    4.   By   amending   paragraph   K  of   Post-Effective

          Amendment No. 10 to read in its entirety as follows:

                    K.  [Intentionally Left Blank.]

                    5.   By  amending  subparagraph (1)  of paragraph  L of

          Post-Effective Amendment No. 10, as amended by Post-Effective Amendment No. 12, to read in its entirety as follows:

                         (1) The average consolidated retained earnings for

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                    GPU and its subsidiaries, as reported for the four most
                    recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed under the Securities Exchange Act of 1934, was approximately $2,142 million. As of June 30,
                    1997,   GPU  had  invested,  or  committed  to  invest,
                    directly or indirectly, an aggregate   of approximately
                    $242  million  in  EWGs  and  $712  million  in  FUCOs,
                    representing   approximately   45%   of  such   average
                    consolidated retained earnings.

                    6.   By amending subparagraphs (8) and (9) of paragraph

          L of Post-Effective Amendment No. 10 to read in their entirety as follows:

                         (8) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2,142 million) represented an increase of approximately $28 million (or approximately 1%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2,114 million).

                         (9) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1996 in excess of 5% of GPU's December 31, 1996 consolidated retained earnings.

                    7.   By amending subparagraph (1)(a)  of paragraph M of

          Post-Effective  Amendment  No.  10 to  read  in  its  entirety as follows:

                         (a) Aggregate investments in Exempt Entities in amounts up to 100% of GPU "consolidated retained earnings" would still represent a relatively small commitment of capital for an enterprise the size of GPU, based on various key financial ratios at June 30, 1997. For example, investments in this amount would be equal to only 29.2% of GPU's total capitalization ($7.4 billion); 34.2% of consolidated net utility plant ($6.4 billion); and 19.4% of total consolidated assets ($11.2 billion). As of June 30, 1997, the amount of that investment would represent about 49.8% of the market value of GPU's outstanding common stock ($4.3 billion based on 121 million shares outstanding and a closing price of $35 7/8 per share).

                         GPU believes that the price of its common stock,
                    (as  well  as  the   market  value of other  electric
                    utilities in the Northeast) has been adversely impacted by a variety of factors not affecting utilities
                    in most  other parts of the country. In   particular,
                    electric   utilities   such  as  GPU  are now
                    undergoing  major   restructuring   and  thus

                                           2

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                    potential    exposure   to unrecovered "stranded costs"
                    resulting from uneconomic generation, overmarket PURPA power purchase agreements and other regulatory assets.

                         Indeed, within the last few months, GPU's electric
                    utilities have filed restructuring plans -- Metropolitan Edison Company and Pennsylvania Electric Company in Pennsylvania and Jersey Central Power & Light Company in New Jersey -- with their respective state commissions identifying stranded assets totalling about $4.5 billion for which full recovery will ultimately be sought but is not entirely assured. These restructuring and stranded cost recovery issues are for the most part not of significant concern elsewhere except in California. In addition, as shown, GPU has over the last 15 years consistently maintained a much lower dividend payout ratio than the industry average. GPU believes that these two factors principally account for the lower market value (and price earnings and market to book ratios) and thus relatively high percentage that 100% of its consolidated retained earnings represents of its market value. At the same time, however, GPU submits that as the current uncertainty regarding industry restructuring in the Northeast is resolved and its already successful EWG and FUCO investments make further positive contributions to earnings, that percentage should become smaller as the market begins to more appropriately value GPU's inherent future earning power.


                    8.   By  amending subparagraph (1)(c)of  paragraph M of

          Post-Effective  Amendment No.  10, as  amended  by Post-Effective

          Amendment No. 12, to add at the end thereof the following:

                    GPU's consolidated capitalization ratio as of June 30, 1997 reflected components of 49.2% common and preferred equity and 50.8% debt (including approximately $443 million of short term debt and $97 million of non-recourse debt related to Exempt Entities that is consolidated for financial reporting purposes).(1) This June 30, 1997 ratio is also within industry ranges set by independent debt rating agencies for BBB+ rated companies.
          _______________________

          1    If non-recourse  project debt is excluded,  the consolidated capitalization ratio would be approximately 49.9% equity and 50.1% debt as of June 30, 1997.

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                    9.   By amending the  tables relating to price-earnings

          ratio and market to book ratio included in subparagraph (1)(d) of paragraph M  of Post-Effective  Amendment No. 10,  as amended  by

          Post-Effective  Amendment No.  12,  to read  in  its entirety  as follows:

                                                       Twelve Months
                         1994      1995      1996      Ended 6/30/97

          P/E Ratio:
          GPU(3)          9.2      11.5      10.9           10.4

          Electric
          Industry*      11.8      12.0      12.2           12.6

          Market-to-Book Ratio

          GPU            118%      138%      133%           138%

          Electric
          Industry*      133%      137%      145%           145%
          __________
          * Source: Historical - Compustat Electric Utilities Database. Current - Utility Focus, Regulatory Research Associates, Inc.

                    10.  By  amending  the table  included  in subparagraph

          (1)(e)  of paragraph  M of  Post-Effective  Amendment No.  10, as amended  by  Post-Effective Amendment  No.  12,  to read  in  its entirety as follows:

                                                       12(4)
                                                                 Months
                                                                 Ended
                         1993      1994(4)   1995(4)   1996(4)   6/30/97(4)

          GPU Payout
          Ratio (%)      62.4      62.2      62.7      62.2      57.3%

          Electric
          Industry*      78.6      81.4      81.0      75.0      75%


                    11.  By  amending  the  last  sentence  of subparagraph

          (2)(f)  of paragraph  M of  Post-Effective Amendment  No. 10,  as amended  by Post-Effective  Amendment  No.  12,  to read  in  its entirety as follows:

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                    More recently, in May 1996, the GPU International Group
                    completed $132.6 million of non-recourse financing for its 300 MW Mid-Georgia Cogeneration Project and, as a 50/50 partner with Cinergy, acquired Midlands supported by approximately US$1.6 billion of non-recourse bank financing.

                    12.  By  amending  the table  relating  to construction

          expenditures included in subparagraph (2)(C) of paragraph M Post-

          Effective   Amendment  No.  10,   as  amended  by  Post-Effective

          Amendment No. 12, to read in its entirety as follows:

          1992      1993      1994      1995      1996      1997*

          $460      $490      $578      $461      $391      $402
          ___________

          * Estimated

                    13.  By  amending the  last  sentence  of  subparagraph

          (2)(e) of  paragraph  M of  Post-Effective Amendment  No. 10,  as amended  by  Post-Effective  Amendment No.  12,  to  read  in its entirety as follows:

                    As of June 30, 1997, mortgage indenture earnings coverages for the Operating Companies range from about 4.0x to 4.7x, in each case well above the required coverages of 2.0x necessary to issue additional first mortgage bonds.

                    14.  By  adding new subparagraph  (2)(h) following sub-

          paragraph (2)(g)  in paragraph M of  Post-Effective Amendment No. 10:

                         (h) GPU has complied, and will continue to comply,
                    with the requirements of Rule 53(a)(2) concerning books, records and financial reports of EWGs and FUCOs; Rule 53 (a)(3), concerning the use of employees of the Operating Companies to provide services to EWGs and FUCOs; and Rule 53(a)(4), concerning delivery of copies of filings to other regulators.

                    15.  By  adding the  following new  subparagraph (1)(g)

          after  subparagraph  (1)(f)  in  paragraph  M  of  Post-Effective

          Amendnemtn No. 10:

                          (g)  To date, revenues and income from Exempt

                    Entities have made a positive contribution to GPU's consolidated revenues and earnings. Apart from the impact of the windfall profits tax on the Midlands investment for 1997 (see subparagraph (9) of paragraph
                    (L), as amended by Post-Effective Amendment No. 13), GPU expects that this trend will continue.

                    16.  By adding  the following to the end of paragraph O

          of Post-Effective Amendment No. 10:

                    GPU represents that it will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the period of authorization of this order. GPU also undertakes to file a post-effective amendment in this docket in the event that any of the circumstances described in Rule 53(b) should occur during the period. GPU further undertakes to file certificates pursuant to rule 24 within 60 days after the end of the first three calendar quarters, and 90 days after the end of the final calendar quarter, beginning with the quarter ending September 30, 1997 setting forth:

                    (1) a computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of GPU's aggregate investment in Exempt Entities;

                    (2) a statement of such aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter;

                    (3) consolidated capitalization ratios as of the end of such quarter, with consolidated debt to include all short-term and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules;

                    (4) the market-to-book ratio of GPU s common stock at the end of such quarter;

                    (5) an analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to Exempt Entities from that attributable to other subsidiaries of GPU; and

                    (6) a statement of revenues and net income of each Exempt Entity for the twelve months ended as of the end of such quarter.

                    17.  By   amending   paragraph   R  of   Post-Effective

          Amendment No. 10 to read in its entirety as follows:

                    It is further requested that upon the effectiveness of the authorization herein sought, the following Commission orders be amended to permit the transactions therein authorized notwithstanding the increase in the Investment Cap to 100% of GPU's consolidated retained earnings: Docket No. 70-8877, HCAR No. 35-26591 (Oct. 10, 1996); Docket No. 70-8369, HCAR No. 35-26419 (Nov.
                    28, 1995); Docket No.  70-7926, HCAR No. 35-26544 (July
                    17, 1996);  and Docket  No. 70-7727, HCAR  No. 35-26409
                    (Nov. 16, 1995).

                    18.  The following additional exhibit if filed in  Item

          6 hereof:

                    (a)  Exhibits:

                         F-3  -    GPU  Capitalization  Summary as  of June
                                   30, 1997

                         I    -    Revised  Capitalization  and  pro  forma
                                   Capitalization Ratios -- to be filed under request for confidential treatment pursuant to Rule 104


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                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDER-

          SIGNED THEREUNTO DULY AUTHORIZED.

                                        GPU, INC.
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY


                                        By:/s/ T. G. Howson

                                             T. G. Howson
                                             Vice President and Treasurer


                                        GPU INTERNATIONAL, INC.


                                        By:/s/ B. L. Levy

                                             B. L. Levy
                                             President


          Date: August 11, 1997
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